United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-32897	CUSIP Number 911460103
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

United Security Bancshares
Full Name of Registrant

Former Name if Applicable
2126 Inyo Street
Address of Principal Executive Office (Street and Number)
Fresno, CA 93721
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although management of United Security Bancshares (the "Company"), has been working diligently to complete all the required information for its annual report on Form 10-K for the fiscal year ended December 31, 2010, and a substantial part of such information has been completed as of this date, the Company and its auditors require additional time to complete the preparation of the Company's financial statements for the fiscal year ended December 31, 2010 and other related disclosures in the Form 10-K.

The Form 10-K will be filed as soon as possible (and no later than the fifteenth calendar day following the prescribed due date).

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Richard B. Shupe	(559)	248-5087
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  At present, the Company's best reasonable estimate is that it will report an after-tax net loss of approximately $4.4 million for the year ended December 31, 2010 as compared to an after-tax net loss of $4.5 million for the year ended December 31, 2009. The after-tax net loss of approximately $4.4 million for the year ended December 31, 2010 compares to after-tax net income of $1.4 million for the nine months ended September 30, 2010, and the previously released after-tax net loss of $2.9 million for the year ended December 31, 2010 announced in our press release of March 3, 2011. The difference in the December 31, 2010 results previously released in our press release of March 3, 2011 and the estimated net loss of $4.1 million for 2010 includes additional pre-tax provisions for loan losses of approximately $2.6 million. The largest factor contributing to the increased provision was the protracted nature of the economic downturn and its impact on real estate values in California. Assuming no further adjustments, at December 31, 2010 the Company's subsidiary United Security Bank had a total risk-based capital ratio of 15.58%, a Tier 1 capital ratio of 14.35% and a leverage ratio of 11.04%. The Bank's capital is above well-capitalized levels. The Company itself had a total risk-based capital ratio of 16.17%, a Tier 1 capital ratio of 14.90% and a leverage ratio of 11.05% as of December 31, 2010.

United Security Bancshares
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-31-2011	By /s/	Richard B. Shupe	Title:	SVP/CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).